EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(“the Company”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Immediate Supplementary Report - Pelephone's license

Further to the Company’s immediate report of July 31, 2014 and the description in the chapter containing a description of the Company’s business affairs in its 2015 periodic report, regarding a hearing published by the Ministry of Communications (the “hearing”) for the attention of holders of general licenses for the provision of mobile radio-telephone services (the “operators”), including the subsidiary, Pelephone Communications Ltd. (“Pelephone”), the Company hereby provides notification that on February 23, 2017, Pelephone received the Ministry of Communication’s decision on the hearing, whereby the operators’ licenses would be amended such that operators would be required to comply with the coverage requirements that are compatible with the current coverage situation. Accordingly, in Pelephone’s estimation, no material changes to Pelephone’s network development plans and its present course of conduct will be necessary

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.